Exhibit 17.1

September 10, 2008

Board of Directors
Canam Uranium Corp.
1255 West Pender Street
Vancouver, BC

Dear Sirs

Please accept my resignation as a director and officer of Canam Uranium, effective immediately.

Pressure of other business commitments means that I am unable to devote sufficient time and energy to properly fulfill my duties as an officer and director of Canam, I wish the company every success in its future endeavours.

Yours truly,

David C. Hayes

David C. Hayes Ph.D.